Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,					For the three months ended March 31,
	2010	2011	2012	2013	2014	2015
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations, before equity method investment earnings	$(52,368)	$31,775	$22,307	$(96,254)	$49,592	$31,994
Add: Fixed charges	111,449	110,805	119,425	178,723	261,623	62,370
Less: Capitalized interest	(4,041)	(10,303)	(20,310)	(3,282)	(2,854)	—
Total earnings	$55,040	$132,277	$121,422	$79,187	$308,361	$94,364

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs	$103,093	$95,705	$94,484	$170,218	$253,048	$61,083
Capitalized interest	4,041	10,303	20,310	3,282	2,854	—
Estimated interest portion of rent expense	4,315	4,797	4,631	5,223	5,721	1,287
Total fixed charges	$111,449	$110,805	$119,425	$178,723	$261,623	$62,370
Ratio of earnings to fixed charges	—	1.2x	1.0x	—	1.2x	1.5x